SINTX Technologies, Inc.

1885 West 2100 South

Salt Lake City, Utah 84119

November 6, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Nicholas O’Leary

Re: SiNtx Technologies, Inc. – Registration Statement on Form S-1 (File No. 333-275137)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-275137), as amended (the “Registration Statement”) of SINTX Technologies, Inc. We respectfully request that the Registration Statement become effective as of 5:30 p.m., Eastern Time, on November 8, 2023, or as soon thereafter as is reasonably practicable. Once the Registration Statement has been declared effective, please confirm orally that event with our counsel, Dorsey & Whitney LLP, by calling David Marx at (801) 933-7363.

Very truly yours,

SINTX Technologies, Inc.

By:	/s/ B. Sonny Bal
Name:	B. Sonny Bal, M.D.
Title:	Chief Executive Officer